# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SS Innovations International, Inc., CIK 0001676163
CUSIP: 05453U203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1600 SE 15th Street,, #512 Fort, Lauderdale, Florida (FL), 33316
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001521917

## Reporting persons
- Barry F. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,177,717; shared voting power 0; sole dispositive power 9,177,717; shared dispositive power 0; aggregate amount beneficially owned 9,177,717 (5.4% of the class)
  Comment: Consists of (a) 8,839,480 shares of Common Stock of the Company held by the Reporting Person; and (b) Options exercisable to Purchase 338,237 shares Common Stock granted to the Reporting Person under the Issuer's 2016 Incentive Stock Plan.
  
  The percentage in Row 11 is calculated based on 170,873,415 shares of common stock outstanding as of January 14, 2025, as reported in the issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

## Item 1. Issuer
Name of issuer: SS Innovations International, Inc.
Address of issuer's principal executive offices: 1600 SE 15th Street, #512 Fort Lauderdale, FL 33316

## Item 2. Person Filing
Name of person filing: Barry F. Cohen
Address of principal business office or, if none, residence: 1600 SE 15th Street, #512 Fort Lauderdale, FL 33316
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,177,717
Percent of class: 5.4
Sole power to vote or to direct the vote: 9,177,717
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,177,717
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Barry F. Cohen: /s/ Barry F. Cohen, Barry F. Cohen (02/13/2025)